Exhibit 99.1

Kitov Updates on KIT-302 New Drug Application

Anticipated PDUFA Date with FDA for Approval of Marketing on Schedule

TEL AVIV, Israel, June 26, 2017 /PRNewswire/ --

Kitov Pharmaceuticals Holdings Ltd. (NASDAQ: KTOV, TASE: KTOV), an innovative biopharmaceutical company, announced today that it has begun the process of digitizing its New Drug Application (NDA) for KIT-302, its lead drug candidate, through Parexel International Corporation, a clinical research organization, which has been engaged by Kitov for the preparation of the NDA into the standard, accepted electronic format of the U.S. Food and Drug Administration (FDA). KIT-302 is Kitov's patented combination of celecoxib and amlodipine, intended to treat osteoarthritis pain and hypertension simultaneously.

In accordance with the FDA’s usual practice, within 60 days of its receipt of the electronic submission of the complete set of NDA modules, the FDA is expected to determine whether the NDA is complete and acceptable for filing. As such, Kitov expects that the formal filing of the NDA by the FDA will occur by the end of the third quarter of 2017.

“While we experienced unexpected delays in the provision of certain technical documentation from external service providers, we are pleased with the quality of our NDA submission modules, and we expect the FDA to complete its review and filing of the NDA within the standard 60 days” stated J. Paul Waymack, M.D., Sc.D., Kitov's Chairman of the Board and Chief Medical Officer. Dr. Waymack added, “We are still on track to meet our anticipated Prescription Drug User Fee Act (PDUFA) date with FDA approval for marketing of KIT-302, during the second quarter of 2018. The data in KIT-302’s pivotal Phase III clinical trial were generated, collected, validated and analyzed by leading independent clinical research organizations and service providers, and demonstrated that the Phase III study of KIT-302 met its primary endpoint with statistical significance of 0.001. Given the excellent results of our Phase III clinical trial we are confident that KIT-302 will be approved by the FDA and become a successful treatment for osteoarthritis and hypertension.”

About Kitov Pharmaceuticals

Kitov Pharmaceuticals (NASDAQ: KTOV, TASE: KTOV) is an innovative biopharmaceutical drug development company. Leveraging deep regulatory and clinical-trial expertise, Kitov's veteran team of healthcare professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov's flagship combination drug, KIT-302, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoint for its Phase III clinical trial. Kitov's newest drug, NT219, which is developed by its majority owned subsidiary, TyrNovo Ltd., is a small molecule that presents a new concept in cancer therapy, and in combination with various approved oncology drugs, demonstrated potent anti-tumor effects and increased survival in various cancer models. By lowering development risk and cost through fast-track regulatory approval of novel therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people's lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov's Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2016 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under "Risk Factors" in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC's website, http://www.sec.gov.

Contact:
Simcha Rock
Chief Financial Officer
+972-3-9333121 ext. #105
simcha@kitovpharma.com

Bob Yedid
Managing Director
LifeSci Advisors, LLC
+1-646-597-6989
bob@LifeSciAdvisors.com